news release

Zi Corporation Reports 2002 Fourth Quarter,
Year-End Results

Record Revenues with Solid Year-over-Year Increases

CALGARY, AB, April 15, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced its 2002 fourth quarter and year-end results for the periods ended December 31, 2002. Driven by significant growth in royalties for the Company's proprietary eZiText® predictive text input software, revenue for the 2002 fourth quarter and year reached record levels, increasing more than three times and almost two times, respectively, over the prior year periods, with gross margins improving substantially in both periods from those in the 2001 fourth quarter and year. While losses in the 2002 fourth quarter and year increased primarily as a result of costs associated with several non-recurring, items, the Company positioned itself for future expansion of its core business and resolved a number of key issues, which included settling important litigation, streamlining its operations and monetizing a major portion of its e-learning assets. (All monetary amounts in this release are expressed in Canadian dollars unless otherwise indicated).

Revenue for the 2002 fourth quarter rose sharply to $4.4 million, up 225 percent from $1.4 million for the prior year fourth quarter and up 27 percent from the 2002 third quarter. The net loss for the 2002 fourth quarter, including provisions for the settlement of litigation and other non-recurring costs, was $7.3 million, or $0.18 loss per share, compared to $5.5 million, or $0.14 loss per share for the same period a year earlier. Approximately one half of the 2002 fourth quarter loss was the result of a provision for patent litigation costs and costs related to divesting e-learning investments. Excluding those costs, the loss in the fourth quarter of 2002 would have been $3.7 million.

Revenue from the Company's core Zi Technology business for the 2002 fourth quarter rose 214 percent to $3.8 million from $1.2 million in the year-earlier period and increased more than 50 percent from revenue in the 2002 third quarter. The Zi Technology unit reported an operating profit for the 2002 fourth quarter of $119,000, which the Company believes is a good indication of the growing acceptance of its technology in the market place, and achieving critical mass.

During the quarter, Zi earned royalties from 30 of the more than 70 eZiText® licensees and strategic alliance partners compared to 14 in the fourth quarter of 2001. In addition, 71 new handset models embedded with eZiText were released into the market during the year, bringing the total at December 31, 2002 to 216 compared to 145 a year earlier.

"We are extremely pleased with the operational performance of our core business in 2002 as we generated an operating profit in the fourth quarter and achieved record levels of revenue for the fourth quarter and the year,"" said Michael Lobsinger, Chief Executive Officer. "We reached these important milestones in our Zi Technology unit despite facing significant business challenges and issues during the year that impeded our progress, but which have since been resolved. We believe Zi Technology has reached critical mass and is positioned for continuing revenue growth."

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On a company wide basis, full-year 2002 revenue increased 145 percent to $13.2 million, up from $5.4 million in 2001. The 2002 net loss was $40.4 million, or $1.07 loss per share, which included $20.2 million of non-recurring items for costs associated with litigation and impairment of assets and $9.1 million in losses from discontinued operations. This compares to a net loss in 2001 of $18.7 million, or $0.50 loss per share. Excluding the $29.3 million in non-recurring items, the 2002 net loss would have declined to $11.1 million. The gross margins in 2002 increased to 87.7 percent, up from 69.5 percent in 2001.

Revenue for the Zi Technology unit in 2002 rose 98.210098.2 percent to $10.2 million from $5.1 million in 2001.

The $29.3 million in non-recurring charges included $10.8 million in litigation and settlement costs; $4.4 million for impairment of goodwill and deferred software development costs in the e-learning segment; and a $9.1 million loss from discontinued operations, which represents the Company's Hong Kong-based telecom technology business unit.

"The year 2002 was a difficult time for Zi and others in our industry, but we met our challenges and managed to increase revenue in our core business by a factor of two," commented Lobsinger. "Our Zi Technology business is doing well in Asia and making inroads in America and Europe," he added. "We have a superior product, an excellent market channel and we have made great strides in establishing our brand. In short, I strongly believe we will continue to be be successful in 2003 and that we offer an appealing value proposition for customers and shareholders alike."

Continued operation of Zi depends upon refinancing US $3.3 million in debt obligations due April 30, 2003, achieving profitable operation in 2003 and satisfaction of remaining amounts due under a 2002 settlement agreement in respect of patent litigation.  Extracts from the notes to financial statements for the period ended December 31, 2002 are included with this press release and provide detailed information respecting these qualifications and contingencies.

Conference Call

As previously announced, Zi is conducting a conference call to review the financial results today at 10:30 AM EDT (Eastern). The dial-in number for the call in North America is 1-888-280-6686, international: 1-212-676-5013. A live webcast and 10-day archive of the call can be accessed at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, simplify text entry to provide consumers with easy interaction within short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

TABLES FOLLOW

For more information:
Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com
Media Inquiries:
Allen & Caron Inc Len Hall Phone: (949) 474-4300 E-mail: len@allencaron.com

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31	2002	2001	2000

Assets
Current assets
Cash and cash equivalents	$5,342,771	$19,090,964	$46,891,866
Short-term investments	-	8,577,503	-
Accounts receivable	4,480,800	2,752,262	3,265,301
Work-in-progress and inventory	153,975	509,298	-
Prepayments and deposits	1,110,492	909,388	1,244,111
	11,088,038	31,839,415	51,401,278

Notes receivable	3,155,200	-	-
Capital assets	2,033,738	3,160,008	2,984,978
Intangible assets	1,986,937	13,082,923	8,467,096
Investment in significantly influenced company	-	-	-
	$18,263,913	$48,082,346	$62,853,352

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$6,706,687	$3,097,692	$2,658,223
Deferred revenue	798,268	773,115	140,975
Note payable	5,206,080	-	-
Current portion of capital lease obligations	158,952	175,996	152,948
	12,869,987	4,046,803	2,952,146

Capital lease obligations	32,977	159,013	238,066
	12,902,964	4,205,816	3,190,212

Contingent liability and going concern (notes 1 & 2)

Shareholders’ equity
Share capital	96,502,449	94,871,503	91,975,823
Contributed surplus	240,573	-	-
Deficit	(91,382,073)	(50,994,973)	(32,312,683)
	5,360,949	43,876,530	59,663,140
	$18,263,913	$48,082,346	$62,853,352

See accompanying notes to consolidated financial statements.

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ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended December 31	2002	2001	2000

Revenue
License and implementation fees	$10,166,562	$5,130,553	$4,493,174
Other product revenue	3,037,035	248,351	249,294
	13,203,597	5,378,904	4,742,468

Cost of sales
License and implementation fees	394,749	1,412,123	987,537
Other	1,233,312	227,287	48,443
	1,628,061	1,639,410	1,035,980

Gross margin	11,575,536	3,739,494	3,706,488

Operating expenses

Selling general and administrative	(17,849,562)	(10,226,620)	(6,106,816)
Litigation and legal	(11,794,981)	(3,052,701)	(1,643,460)
Product research and development	(4,365,803)	(1,000,614)	(2,543,341)
Depreciation and amortization	(3,879,913)	(3,107,722)	(3,613,486)
Impairment of goodwill	(1,976,908)	-	-
Impairment of intangible assets	(2,424,694)	-	-
Foreign exchange gain	42,088	1,601,573	1,465,154

Operating loss before undernoted	(30,674,237)	(12,046,590)	(8,735,461)

Interest on long term debt	(139,046)	(50,744)	(7,016)
Other interest	(439,765)	(6,676)	(1,543)
Interest income and other income	286,429	1,553,973	3,276,399
Equity interest in loss of significantly influenced company	(343,402)	-	-
Loss from continuing operations before income taxes	(31,310,021)	(10,550,037)	(5,467,621)
Income taxes	-	(174,286)	-
Loss from continuing operations	(31,310,021)	(10,724,323)	(5,467,621)

Discontinued operations
Loss from discontinued operations	(9,077,079)	(7,957,967)	(6,490,445)
Net loss	(40,387,100)	(18,682,290)	(11,958,066)
Deficit, beginning of year	(50,994,973)	(32,312,683)	(20,354,617)
Deficit, end of year	$(91,382,073)	$(50,994,973)	$(32,312,683)

Basic and diluted loss from continuing operations per share	$(0.83)	$(0.29)	$(0.15)
Loss from discontinued operations per share	(0.24)	(0.21)	(0.18)
Basic and diluted loss per share	$(1.07)	$(0.50)	$(0.33)
Weighted average common shares	37,767,000	37,230,905	36,690,256
Common shares outstanding, end of period	37,914,250	37,544,650	36,990,967

See accompanying notes to consolidated financial statements.

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ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31	2002	2001	2000

Operating activities:
Net loss	$(31,310,021)	$(10,724,323)	$(5,467,621)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	330,194	(20,983)	(6,744)
Depreciation and amortization	3,879,913	3,107,722	3,613,486
Impairment of goodwill	1,976,908	-	-
Impairment of intangible assets	2,424,694
Interest expense	240,573	-	-
Equity in net loss of significantly influenced company	343,402	-	-
Funds applied to operations	(22,114,337)	(7,637,584)	(1,860,879)
Decrease in non-cash working capital	1,896,595	1,410,072	457,417
Cash flow applied to operations	(20,217,742)	(6,227,512)	(1,403,462)

Financing activities:
Proceeds from issuance of common shares	1,117,446	2,645,680	36,836,643
Issuance of note payable	5,127,910	-	-
Payment of capital lease obligations	(143,080)	(139,700)	(53,973)
	6,102,276	2,505,980	36,782,670

Investing activities:
Short-term investments	8,577,503	(8,577,503)	6,111,987
Purchase of capital assets	(1,060,012)	(642,137)	(1,543,997)
Proceeds from capital dispositions	50,964	118,321	15,285
Software development costs	(978,161)	(4,318,840)	(3,591,433)
Other deferred costs	(60,000)	(142,636)	(119,202)
Acquisition of subsidiaries net of bank indebtedness	(1,884,433)	-	(350,370)
Sale of subsidiary net of cash given up	(548,461)	-	-
	4,097,400	(13,562,795)	522,270

Discontinued operations	(3,730,127)	(10,516,575)	(10,529,349)

Net cash (outflow) inflow	(13,748,193)	(27,800,902)	25,372,129
Cash and cash equivalents, beginning of year	19,090,964	46,891,866	21,519,737
Cash and cash equivalents, end of year	$5,342,771	$19,090,964	$46,891,866

Non cash financing activity
Equipment acquired under capital lease	$34,200	$83,695	$433,090
Patent acquired through share issuance	$-	$250,000	$-
Acquisition of subsidiary	$513,500	$-	$-

Components of cash and cash equivalents
Cash	$5,342,771	$4,971,376	$3,572,552
Cash equivalents	$-	$14,119,588	$43,319,314

Supplemental cash flow information
Cash paid for interest	$136,888	$57,420	$9,107
Cash paid for income taxes	$-	$174,286	$-

See accompanying notes to consolidated financial statements.

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SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2002, 2001 and 2000

1.    GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 5, 2002, the Company borrowed US$3.3 million (before fees and expenses) through the issuance of a note payable, originally due March 5, 2003 and subsequently extended to April 30, 2003. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc. ("Tegic"), a division of AOL Time Warner ("AOL") as discussed in note 2. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.5 million comprised of three installments between June 2003 and January 2004.

Continuing operations are dependent on the Company being able to refinance its borrowings due April 30, 2003, pay the remaining installment payments due under the settlement agreement with AOL, increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

2.    CONTINGENT LIABILITIES

The US$9 million damages judgment awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgment dated December 20, 2002 (the "Consent Judgment"). Settlement costs have been included as part of legal and litigation costs as at December 31, 2002, including US$1.5 million (the "Outstanding Balance") which remains to be paid in scheduled installment payments beginning in June 2003 and ending on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$6 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

(i)	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgment; or
(iv)	the Company breaches any of the terms of the settlement agreement.

3.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.